P.E 9-15-02

02058280

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

of 1 through 15 September 2002

KLM ROYAL DUTCH AIRLINES
(translation of Registrant's trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

Table of contents

02/066

Overall Load Factor at 79.3 percent

August Traffic 1 percent above Last Year's level

	August			April through August		
(in millions)	2002	2001	Growth (%)	2002	2001	Growth (%)
Overall						
Revenue Ton-Kms	885	880	1	4,216	4,328	(3)
Available Ton-Kms	1,116	1,145	(3)	5,353	5,664	(5)
Load Factor (%)	79.3	76.8		78.8	76.4	
Passenger						
Revenue Passenger-Kms	5,578	5,711	(2)	25,313	27,066	(6)
Available Seat-Kms	6,623	6,832	(3)	31,135	33,400	(7)
Passenger Load Factor (%)	84.2	83.6		81.3	81.0	
Cargo						
Revenue Cargo Ton-Kms	334	315	6	1,702	1,635	4
Available Cargo Ton-Kms	481	487	(1)	2,392	2,474	(3)
Cargo Load Factor (%)	69.5	64.6		71.2	66.1	

Note:
- Based on preliminary numbers.
- As of April 1, 2002 KLMuk traffic and capacity figures (excluding Buzz) are included in this publication.
Prior-year figures have been restated for comparative purposes.

Overall Traffic

In August, overall traffic increased by 1 percent. In line with KLM's policy to gradually add back capacity for the summer season, overall capacity reached the level of 3 percent below last year. In KLM's opinion, the traffic results emphasize the company's ability to effectively gear capacity levels to traffic levels, which in August resulted in higher traffic volumes and load factors compared to last year. Overall load factor increased by 2.5 percentage points to 79.3 percent.

Passenger Traffic

August passenger traffic was 2 percent down on last year. As capacity was 3 percent lower, passenger load factor improved to 84.2 percent.
Traffic in most route areas developed in line with capacity. Within Europe, traffic increased substantially with a corresponding improvement in load factor. Traffic in the Mid and South Atlantic as well as in the MESA route area stayed behind, reporting slightly lower load factors in comparison to the same month last year.
On the North Atlantic, capacity slightly increased compared to last month. Traffic in this route area continued to recover, resulting in a load factor increase of 2.0 percentage points to 88.8 percent.
Business Class load factor continued to improve, while Economy Class load factor slightly decreased, compared to the same period last year.

Cargo Traffic

In August, cargo traffic was 6 percent higher than last year. As capacity was 1 percent down on last year, cargo load factor improved by 4.9 percentage points to 69.5 percent.
As in the previous months, in particular traffic on Asia Pacific and African routes developed strongly, reporting levels well above last year. Despite lower traffic volumes on North Atlantic routes, load factor increased by 2.8 percentage points to 68.5 percent.

September 4, 2002

02/069

KLM CARGO INCREASES FUEL SURCHARGE EFFECTIVE OCTOBER 1, 2002

AMSTELVEEN, September 9, 2002.

Fuel Surcharge

Due to current developments in fuel prices, KLM Cargo today announced that it will increase the fuel surcharge worldwide from EUR/USD 0.05 to 0.10 per kilo (actual weight) effective October 1, 2002.

This decision reflects developments in the fuel price index. KLM Cargo has stipulated procedures for implementing, increasing, reducing or withdrawing a fuel surcharge. This procedure is outlined on the KLM Cargo website (www.klmcargo.com - news).

During the past two weeks, the fuel index exceeded the trigger point for implementing a 0.10 cents surcharge.

Air Cargo Density

The air cargo density ratio is currently being reviewed. KLM Cargo values the opinions and advice of its customers and will take these into account before announcing the implementation of any change in density ratio. If KLM Cargo does decide to change the density ratio, it will not do so before April 1, 2003.

AMS/DR/FH/MS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: September 16, 2002

By ______________________

Name: A.R. de Jong
Title: EVP Corporate Control

By ______________________

Name: H.E. Kuipêri
Title: SVP & General Secretary

APPROVED: AMS/DJ
16/09 2002
GOEDGEKEURD: RK